Exhibit 99.1

Foresight Autonomous Holdings Ltd. Announces Pricing of $4.5 Million Registered Direct Offering

Ness Ziona, Israel - December 7, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“FRSX” or the “Company”), an innovator in automotive vision systems, today announced it has entered into definitive agreements with institutional investors and insiders of the Company, including the Company’s Chief Executive Officer (through a company under his control), for the purchase and sale of 4,500,000 of the Company’s American Depositary Shares (“ADSs”) at a price of $1.00 per ADS pursuant to a registered direct offering. The gross proceeds of the offering will be approximately $4.5 million, before deducting placement agent fees and other estimated offering expenses.

The closing of the offering is expected to occur on or about December 11, 2023, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds of this offering for working capital and other general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The securities described above are being offered pursuant to a shelf registration statement on F-3 (File No. 333-252334), originally filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2021, which was declared effective by the SEC on February 1, 2021. The offering is being made only by means of a written prospectus and accompanying prospectus supplement, forming a part of the effective registration statement to be filed with the SEC and available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus may also be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses timing of the closing of the offering, and the expected proceeds, and use of proceeds, from the offering. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the SEC on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654